Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of Meihua International Medical Technologies Co., Ltd. (the “Company,” “we,” “our,” or “us”) for the six months ended June 30, 2024 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements. All statements contained in this discussion other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of our annual report and registration statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

A. Operating Results

Business Overview

The Company, through its operating subsidiaries, is mainly engaged in the manufacture, research and development and sales of Class I, II and III medical devices. It has a history of more than 30 years and has a sound product category, with more than 800 domestic products and more than 120 export products. The main product lines include disposable infusion pumps, anesthesia puncture kits, electronic pumps, full anesthesia kits, urethral catheterization kits, gynecological examination kits, endotracheal intubation, dressing application and various tubes. It is the leading enterprise in China’s medical consumables industry. The Company has received qualification to manufacture and produce China’s first, second and third type of medical device consumables and, at the same time, the Company has acquired FDA registration and the European Union’s CE certification. Relevant permissions have been obtained in major sales markets to meet local regulatory requirements.

The Company’s distribution network covers major global markets. Internationally, the Company mainly exports medical devices through exporting distributors. Up to now, the Company has 354 exporting distributors responsible for distributing its products to end users in Europe, North America, Asia, South America, Africa and Oceania. In the Chinese market, the Company sells products under its own brand to customers all over the country. The Company’ product permeation for mainland China has reached major medical institutions and pharmacies through some 4,033 distributors. At the same time, the Company has established a cooperative network with more than 540 hospitals through its own direct sales channels.

Revenues decreased by approximately $2.85 million, or approximately 5.9%, to $45.34 million for the six months ended June 30, 2024 from approximately $48.19 million for the six months ended June 30, 2023. The decrease was mainly due to a decline in demand for customer orders, which we believe occurred because of the stalling recovery of China’s economy.

Net income decreased by approximately $2.32 million, or approximately 33.0%, to $4.71 million for the six months ended June 30, 2024 from approximately $7.03 million for the six months ended June 30, 2023. The decrease was mainly due to a decrease in gross profit and increase in expected credit loss.

Recent Developments

On June 26, 2024, the board of directors (the “Board”) of the Company approved and authorized the Company’s proposal to adopt a share repurchase plan of up to $3 million of the Company’s outstanding ordinary shares (the “Share Repurchase Plan”). Under the Share Repurchase Plan, the Company’s management is authorized to purchase ordinary shares from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, including Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as well as the Company’s insider trading policy, and subject to market conditions and other factors.

Results of Operations

The following table sets forth a summary of our unaudited consolidated results of operations for the periods presented. This information should be read together with our unaudited condensed consolidated financial statements and related notes included in this filing. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

For the six months ended June 30, 2024 and 2023 (Unaudited)

	For the Six Months Ended June 30, (Unaudited)
	2024	2023
Revenues
Third party sales	$45,035,893	$48,178,325
Related party sales	307,805	11,751
Total revenues	45,343,698	48,190,076
Cost of revenues	30,158,297	31,019,347

Gross profit	15,185,401	17,170,729

Operating expenses
Selling	3,199,538	3,161,070
General and administrative	3,502,639	3,452,610
Research and development	1,459,945	1,460,376
Provision for credit loss	1,131,267	-
Total operating expenses	9,293,389	8,074,056

Income from operations	5,892,012	9,096,673

Other (income) expense:
Change in fair value in convertible debt	514,862	-
Interest expense	129,292	128,973
Interest income	(292,670)	(361,532)
Currency exchange (gain) loss	(327,531)	119,193
Other (income) expense, net	(17,289)	114,298
Total other expenses	6,664	932

Income before income tax provision	5,885,348	9,095,741
Income taxes expense	1,175,023	2,064,212
Net income	$4,710,325	$7,031,529

For the six months ended June 30, 2024 and 2023 (Unaudited)

Revenues

Revenues decreased by approximately $2.85 million, or approximately 5.9%, to $45.34 million for the six months ended June 30, 2024 from approximately $48.19 million for the six months ended June 30, 2023. The decrease was mainly due to a decline in demand for customer orders, which we attributed to the stalling recovery of China’s economy.

Cost of revenues

Cost of revenues primarily include cost of materials, direct labor costs, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Cost of revenues decreased by approximately $0.86 million, or approximately 2.8%, to $30.16 million for the six months ended June 30, 2024 from approximately $31.02 million for the six months ended June 30, 2023. The decrease was generally in line with decrease in revenue except some fixed cost such as lease expense and salary of administrative employees in production department.

Gross profit margin

The following table sets forth the overall gross profit margin of the Company:

	For the Six Months Ended June 30, (Unaudited)
	2024	2023
Revenues	$45,343,698	$48,190,076
Costs of revenues	30,158,297	31,019,347
Gross profit	$15,185,401	$17,170,729
Gross profit margin %	33.5%	35.6%

Gross profit decreased by approximately $1.99 million, or approximately 11.6%, to $15.19 million for the six months ended June 30, 2024 from approximately $17.17 million for the six months ended June 30, 2023. Gross profit margin decreased from 35.6% for the six months ended June 30, 2023 to 33.5% for the six months ended June 30, 2024 as a result of certain fixed costs not decreasing proportionately with revenue.

Operating costs and expenses

Our operating costs and expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Selling

The following table sets forth a breakdown of the selling expenses of the Company:

For the six months ended June 30, 2024 and 2023 (Unaudited)

	2024	2023
Transportation expenses	$1,116,872	$1,137,936
Salaries and benefits	663,298	698,086
Entertainment expenses	564,785	500,485
Conference expenses	505,530	493,850
Travel allowance	170,036	177,807
Auto expenses	139,266	118,629
Advertising expenses	859	8,275
Other expenses	38,892	26,002
Total	$3,199,538	$3,161,070

The selling expenses increased by approximately $0.04 million, or approximately 1.22%, to $3.20 million for the six months ended June 30, 2024 from approximately $3.16 million for the six months ended June 30, 2023. The increase was mainly attributable to the combined effects of the followings:

(a)	Our conference expenses increased by approximately $0.01 million, or approximately 2.37%, to $0.51 million for the six months ended June 30, 2024 from approximately $0.49 million for the six months ended June 30, 2023. Conference expenses are mainly related to the company’s market expansion, business development, business negotiation, medical expo, and exhibition affairs. These expenditures helped the Company promote its products, develop markets and channels, strengthen customer communication, and establish long-term and stable cooperative relations.

(b)	Our transportation expenses decreased by approximately $0.02 million, or approximately 1.85%, to $1.12 million for the six months ended June 30, 2024 from $1.14 million for the six months ended June 30, 2023. The reduction in business travel was due to a decline in demand for customer orders.

(c)	Our salary and benefits expenses decreased by approximately $0.03 million or approximately 4.98%, to approximately $0.66 million for the six months ended June 30, 2024 from approximately $0.70 million for the six months ended June 30, 2023. The decrease was due to a decrease in the salary and benefits of the sales team, which was in line with revenue decrease.

(d)	Our entertainment expenses amounted to approximately $0.56 million and $0.50 million for the six months ended June 30, 2024 and 2023, respectively.

(e)	Our auto expenses increased by approximately $0.02 million for the six months ended June 30, 2024. Other expenses mainly consisted of certification fees, depreciation expenses, express fees, communication fees and loading fees.

General and administrative

General and administrative expenses primarily consisted of the following expenses:

For the six months ended June 30, 2024 and 2023 (Unaudited)

	2024	2023
Salaries and benefits	$702,752	$738,077
Entertainment expenses	651,888	606,820
Conference fees	460,998	374,022
Auto expenses	131,136	113,810
Maintenance expenses	50,006	50,199
Depreciation expenses	75,553	45,951
Travel allowance	68,024	72,283
Office expenses	36,737	45,664
Surtax expenses	303,891	302,376
Amortization expenses	19,177	19,696
Rental expenses	6,747	7,299
Insurance expenses	4,062	118,000
Service expenses	890,425	726,302
Other expenses	101,243	232,111
Total	$3,502,639	$3,452,610

General and administrative expenses increased by approximately $0.05 million, or approximately 1.45%, to $3.50 million for the six months ended June 30, 2024, from approximately $3.45 million for the six months ended June 30, 2023. The increase was primarily due to (a) service expenses increasing by approximately $0.16 million from $0.73 million for the six months ended June 30, 2023 to $0.89 million for the six months ended June 30, 2024 due to the increasing in investment consulting fees, (b) insurance expenses decreasing by approximately $0.11 million or 96.56% from approximately $0.12 million for the six months ended June 30, 2023 to $4,062 for the six months ended June 30, 2024.

Research and development

The following table sets forth a breakdown of the research and development expenses of the Company:

For the six months ended June 30, 2024 and 2023 (Unaudited)

	2024	2023
Sample manufacturing expenses	$691,328	$676,283
Salaries and benefits	506,506	564,114
Travel allowance	69,751	58,886
Depreciation expenses	4,910	5,113
Design expenses	43,202	38,985
Material expenses	29,953	13,495
Other expenses	114,295	103,500
Total	$1,459,945	$1,460,376

Research and development expenses stayed at approximately $1.46 million for the six months ended June 30, 2024 and 2023.

Income from operations

As a result of the factors described above, our income from operations decreased by approximately $3.20 million, or approximately 35.23%, to $5.89 million for the six months ended June 30, 2024 from approximately $9.10 million for the six months ended June 30, 2023.

Income tax expense

The provision for income taxes decreased by approximately $0.89 million, or approximately 43.1%, to $1.18 million for the six months ended June 30, 2024, from approximately $2.06 million for the six months ended June 30, 2023. The decrease was mainly due to the decrease of taxable income in 2024.

Net income

As a result of the factors described above, our net income decreased by approximately $2.32 million, or approximately 33.01%, to $4.71 million for the six months ended June 30, 2024 from approximately $7.03 million for the six months ended June 30, 2023.

Unrealized foreign currency translation adjustment

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are primarily conducted through its PRC subsidiaries where the local currency is the functional currency. The functional currency of Kang Fu International Medical Co., Ltd., our Hong Kong subsidiary holding company, is the Hong Kong dollar and the functional currency of other operating subsidiaries is the Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in other comprehensive income. Our foreign currency translation loss for the six months ended June 30, 2024 and 2023 was approximately $3.52 million and $6.32 million, respectively. The change was primarily due to the exchange rate fluctuation of RMB against the U.S. dollar.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2024 and as of December 31, 2023, we had cash of approximately $18.49 million and $16.93 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. With additional capacity, and varied product offerings, the Company will provide tailored “one-stop” services from wound care, to surgical auxiliary supplies, to disease prevention. To do so, we may need more capital through equity financing to expand our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty in distributing any dividends outside of China due to PRC exchange control regulations which restrict the ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit every year as its general reserves based on PRC accounting standards until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves can’t be distributed as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which can’t be distributed to equity owners except liquidation. Under PRC law, RMB can be converted into U.S. Dollars under the company’s “current account” (including dividends, trade and service-related foreign exchange transactions) rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE).

For retained earnings accrued after such date, the Board will declare dividends after taking into account our operations, earnings, financial condition, the demand for cash and availability and other relevant factors. Any declaration, payment and amount of dividends, if any, should be subject to our By-laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of our Company.

Cash Flow Summary

For the Six months Ended June 30, 2024 and 2023 (Unaudited)

	2024	2023
Net Cash Provided by (Used in) Operating Activities	$1,015,799	$(5,424,569)
Net Cash Used in Investing Activities	(5,424,859)	(3,866,151)
Net Cash Provided by Financing Activities	6,134,401	721,677
Effect of Exchange Rate Changes on Cash	(161,584)	(306,443)
Cash at Beginning of Period	16,926,878	26,736,700
Cash at End of Period	$18,490,635	$17,861,214

For the Six months Ended June 30, 2024 and 2023 (Unaudited)

Cash Flow in Operating Activities

Net cash provided by operating activities was $1.0 million for the six months ended June 30, 2024, primarily comprised of net income of approximately $4.7 million and adjustment for non-cash items of approximately $1.3 million, decrease of bank acceptance receivable of approximately $1.4 million, increase of accounts payables of approximately $1.2 million, decrease in inventories of approximately $0.5 million, and increase of accrued expenses and other liabilities of approximately $0.2 million, offset by increase in accounts receivable of approximately $8.2 million.

Net cash used in operating activities was $5.4 million in the six months ended June 30, 2023, primarily comprised of net income of approximately $7.0 million and adjustment for non-cash items of approximately $0.5 million, increase in accounts receivable of approximately $14.1 million, decrease of bank acceptance receivable of approximately $2.8 million, decrease of accounts payable of approximately $1.6 million, increase in inventory of approximately $0.6 million.

Cash Flow in Investing Activities

Net cash used in investing activities was $5.4 million for the six months ended June 30, 2024. It consisted of purchases of property and equipment of approximately $0.01 million and advance to a related party of approximately $5.4 million.

Net cash used in investing activities was approximately $3.9 million for the six months ended June 30, 2023. It consisted of purchases of property and equipment of approximately $1.0 million, intangible assets of approximately $3.6 million, proceeds from disposal of fixed assets of approximately $0.4 million, and proceeds from disposal of long-term investment of approximately $0.4 million.

Cash Flow in Financing Activities

For the six months ended June 30, 2024, the Company had net cash provided by financing activities of approximately $6.1 million, which consisted of proceeds from convertible debt of approximately $5.6 million, proceeds from short-term bank loans of approximately $6.4 million and Repayment to short -term bank loans of approximately $5.8 million

For the six months ended June 30, 2023, the Company had net cash provided by financing activities of approximately $0.7 million, which consisted of the proceeds from short-term bank loans of approximately $5.3 million, and repayments of short-term bank loans of approximately $4.6 million

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, there were no off-balance sheet arrangements.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4. “Information on the Company—Business Overview—Intellectual Property” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on April 24, 2024.

D. Trend Information

Other than as disclosed elsewhere in this unaudited condensed interim report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the collection of accounts receivable, the useful lives and impairment of our long-lived assets, and the provisions for income taxes. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes.

The most significant estimates and judgments include allowance for credit losses, the valuation of inventory, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at the original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. Manufactured inventories included cost of materials, labor and overhead expenses. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.